SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2004

On June 2, 2004, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 29, 2004 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan.

The attached notice contains certain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

Certain projections in the attached notice are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

No assurance can be given that the registrant’s actual results will not vary significantly from the included projections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Department IV

Date: June 2, 2004

NOTICE OF CONVOCATION OF

THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN

ON JUNE 29, 2004, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 2, 2004,

to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)

TOKYO, JAPAN

June 2, 2004
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan Norio Wada
President and Representative Director

NOTICE OF CONVOCATION OF

THE 19TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 19th Ordinary General Meeting of Shareholders will be held as stated below.

Your attendance is respectfully requested.

In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form or via the Internet. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form and return it to the Company after affixing your seal, or indicate your approval or disapproval at the website (It is readable in Japanese only and not available for ADR Holders) designated by the Company (http://www.web54.net).

Particulars

1. Date and Time:	10:00 a.m. on Tuesday, June 29, 2004

2. Place:	International Convention Center PAMIR
New Takanawa Prince Hotel
13-1, Takanawa 3-chome, Minato-Ku, Tokyo
3. Purpose of the Meeting:

Matters to be reported
Report on the business report, balance sheet, and statement of income for the 19th fiscal year (from April 1, 2003 to March 31, 2004)

Matters to be resolved
First Item	Approval of proposed appropriation of unappropriated retained earnings for the 19th fiscal year ended March 31, 2004
Second Item	Repurchase of own shares
Third Item	Partial Modifications to the Articles of Incorporation
Fourth Item	Election of eleven Directors
Fifth Item	Election of a Corporate Auditor
Sixth Item

Presentation of retirement allowance to retiring Directors and a Corporate Auditor

[The main provisions of Items 2 and 3 are noted in the section ‘Reference Documents Concerning the Exercise of Voting Rights’]

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.
2.	When exercising your voting rights via the Internet, you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet”.

(Attachment)

BUSINESS REPORT

(from April 1, 2003 to March 31, 2004)

I. OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS

(1) Overall Conditions

During the fiscal year under review, although the employment situation remained unfavourable, economic conditions in Japan showed signs of recovery towards the end of the fiscal year owing to an upturn in consumer spending and further increases in corporate profits.

In the telecommunications field, market conditions changed rapidly amid an accelerating shift to broadband. In the ongoing expansion of the broadband market, ADSL services continued to grow, and optical accesses services, the mainstay of the broadband market, also spread rapidly amid fierce competition in the advent of the full-scale broadband era. In the mobile telecommunications market, amid upgrading and diversification of mobile multimedia services including interactive video communications, competition was further intensified with the introduction of fixed rate Internet access by mobile phone and other trends. Elsewhere, the fixed-line telephone market continued to decline along with the rapid expansion in fixed rate dedicated Internet access and IP phone services.

Under these business conditions, based on the “NTT Group Three-Year Business Plan” (FY2003-FY2005) formulated by Nippon Telegraph and Telephone Corporation (NTT) to map out the business direction to be taken by all NTT Group companies, the NTT Group made considerable efforts to restructure earnings and cut costs. To reinforce the revenue base of the broadband business, as regards optical access, which offers exceptionally high-speed, reliable two-way communications, the NTT Group made an all-out effort to reduce charges, promote sales and complete facilities and equipment in regions of concentrated demand, while aggressively promoting sales of FOMA, the NTT Group’s third-generation mobile phone system, expanding its coverage area and upgrading FOMA handset functions. We also established NTT Resonant Inc., to meet the challenge of cultivating the new broadband market in line with NTT’s “Business Vision for a New Optical Generation” aimed at early realization of a resonant communications environment.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “two regional companies”) continued to restructure and further improve efficiency through cost cutting, as the regionally based outsourcing companies created to accept all new orders and undertake other business operations such as infrastructure maintenance, and worked to foster new regional IT-related demand.

As a result of such moves, although the two regional companies and NTT Communications Corporation continued to post lower operating revenues within a smaller fixed-line telephone market, owing to solid earnings of NTT DoCoMo,Inc., primarily in its i-mode service, consolidated operating revenues for NTT improved substantially, reaching ¥11,095.5 billion (a year-on-year increase of 1.6%), and consolidated net income before income taxes improved substantially, reaching ¥1,527.3 billion (a year-on-year increase of 8.7%). Further, consolidated net income for the year ended March 31, 2004 amounted to ¥643.9 billion (as against ¥233.4 billion for the previous term).

Note: The consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting standards.

NTT was involved in promoting fundamental research and development and disseminating its results. At the same time, through the adoption of a unifying and coordinating role in its holding company capacity, it strove to engineer the efficient development of the businesses of the NTT Group through the planning of overall strategy and supervision of the redistribution of management resources. In practical terms, NTT excercised its rights as a shareholder and provided each of the companies within the NTT Group with suitable advice and mediation services where appropriate so that the NTT Group companies, while basically developing their respective businesses independently and autonomously, undertook activities that were in line with the general direction in which the NTT Group was moving based on its three-year business plan. In an additional move during the year, as well as offering the results of fundamental research and development activities, NTT implemented “Comprehensive Commercialisation Functions” to promote commercialisation plans for fundamental technologies.

With reference to treasury stock acquisitions by NTT DoCoMo, Inc. (scheduled purchase of 919,117 shares), NTT implemented the sale of 698,000 shares of NTT DoCoMo, Inc., valued at ¥189.8 billion. As regards subscribing to the private offering of shares in Internet Initiative Japan Inc., valued at ¥12 billion, to strengthen the tie-up with the company and take advantage of its advanced Internet-related technological capabilities, NTT subscribed ¥9.6 billion and NTT Communications Corporation ¥0.7 billion with an aim to developing broadband business and expanding operations.

As a result, NTT’s operating revenues for the fiscal period amounted to ¥258.1 billion (a year-on-year increase of 16.2%), while recurring profit totaled ¥78.6 billion (recurring profit for previous term was ¥15.4 billion). By factoring in extraordinary income from sales of ¥189.5 billion of NTT DoCoMo, Inc., and other sources, net income for the year amounted to ¥240.3 billion (net income for previous term was ¥81.1 billion).

With regard to stock repurchases, for which approval was received at the 18th Ordinary General Meeting of its Shareholders held on June 27, 2003, subject to a limit of 200,000 shares of its common stock and a maximum acquisition value of ¥100 billion, NTT repurchased 190,460 shares in the fiscal year for a total sum of ¥99.99949 billion.

(2) Group Operational Review

[1] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder using the criterion of whether or not NTT Group companies are developing their businesses appropriately and independently in line with the general direction in which the NTT Group is moving. The exercising of shareholder rights manifested itself in NTT voting for the approval of a number of resolutions at the Ordinary General Meeting of NTT Group companies that took place in the fiscal year under review (2003). At that meeting, it was resolved that the business development directions being taken by NTT Group companies during the fiscal year ended March 2003 (FY 2002) had been appropriately in line with that of the NTT Group as a whole.

The meeting also resolved that the NTT Group’s financial results and condition, retained profits and business management for FY2002 had been similarly fitting. Following this decision, NTT voted to approve the proposed appropriation of unappropriated retained earnings, based on proposals by each of the NTT Group companies, as well as the election of directors and other issues. As a result of this appropriation, NTT received ¥71.5 billion in dividends (dividends in the previous year were ¥11.8 billion).

Notes:

(1)	The business development activities of the principal NTT Group companies during FY2002 were as follows.

Besides focusing on the sale of optical access services, the two regional companies established new outsourcing companies in each region to accept orders and undertake other business operations such as infrastructure maintenance, and implemented structural reforms aimed at developing new businesses and cutting costs.

In addition to increasing the speed and reducing charges of OCN services, NTT Communications Corporation worked to expand its IP phone service and develop its global business.

NTT Data Corporation continued to provide reliable services from the systems it has in operation, and promoted its business in the field of electronic government and electronic local government.

In addition to aggressive sale of camera mobile phones and working to further the spread of its FOMA services, NTT DoCoMo, Inc. also focused on the global development of its i-mode service.

(2)	The major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 4-6 of this report.

The public sale by NTT of 698,000 shares of common stock of NTT DoCoMo, Inc., and the subsequent repurchase of 1,576,216 shares of stock by NTT DoCoMo, Inc. resulted in an increase in the share of NTT’s voting rights in NTT DoCoMo, Inc. from 63.0% to 63.6%.

[2] Provision of advice and mediation services to NTT Group companies

To manage the NTT Group effectively, NTT provided NTT Group companies with advice, mediation and other services.

In practical terms, in an initiative to quickly realize a resonant communications environment, NTT formulated the “NTT Group Three-Year Business Plan” (FY2003-FY2005)”. NTT also provided advice and mediation services for the development of global services and promotion of international businesses. NTT’s total revenues from Group management amounted to ¥20.9 billion, a decrease of 4.8% from the previous year. While receiving the additional benefit of such advice, mediation and other services, the principal business development activities of the main NTT Group companies during the year were as follows.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

The two regional companies worked to strengthen their revenue base with improved broadband services while continuing to seek gains in management efficiency.

In broadband services, they improved competitiveness by implementing charge reductions and bolstering the support organization. As regards “B-FLET’S” optical access services in particular, while forcefully pursuing sales, they focused on strategic equipment maintenance and reducing the time to opening of online traffic in regions of concentrated demand. To maintain a competitive edge with “FLET’S ADSL”, they also succeeded in offering a service with a maximum download speed of approximately 40 Mbps. In addition, the two companies stimulated new demand for broadband by providing games, theater and other content targeted at FLET’S service users.

To match demand for corporate IP phone customers, the two companies offered a low calling charge within the IP network and to subscriber phones, and also began to offer a “Corporate IP Phone Service” enabling current phone subscribers to receive incoming calls on the same telephone number.

They also provided a service enabling calls to IP phones from subscriber and public telephones using a 050 prefix.

They also offered a new VPN service known as “Flat Ether” that can be set up economically between stations at the flat intra-prefectural rate, with a view to expanding orders from corporations and local governments.

With regard to raising management efficiency, the two companies continued to implement structural reforms through further cost cutting and reducing consignment expenses by expanding the workload of outsourcing companies in each region.

Despite the adverse effect on these business initiatives of intensified competition and ongoing contraction of the fixed-line telephone market, Nippon Telegraph and Telephone East Corporation posted operating revenues for the fiscal year of ¥2,267.1 billion (a year-on-year decrease of 3.6%). Nippon Telegraph and Telephone West Corporation posted operating revenues for the fiscal year of ¥2,166.8 billion (a year-on-year decrease of 2.2%).

Other Group member companies

(a)	NTT Communications Corporation

NTT Communications Corporation focused on strengthening its IP phone services and developing its global business.

In OCN (Open Computer Network) services, besides offering “OCN.Phone,” an IP telephone service, as a standard set without the necessity of initial charge (setup fee) and basic monthly charge, the company strove to boost competitiveness by implementing ADSL services at higher speed and less expensive rates. It also looked to expand its business by adding mobile phones to call parties available with the IP telephone service.

Taking full advantage of its global IP network, which covers many areas of the United States of America, Europe and Asia, it also developed global IP services by launching the “Global IP-VPN Solution Package” enabling the setting up of a highly reliable VPN covering 138 countries and regions.

Despite these business initiatives, intensified competition and the ongoing shrinkage of the fixed-line telephone market exerted adverse effects. As a result, NTT Communications Corporation posted operating revenues for the fiscal year of ¥1,106.6 billion (a year-on-year decrease of 3.9%).

(b)	Other NTT Group companies

Besides working to generate continuous reductions in unit costs to bolster its competitiveness in the systems integration business, NTT Data Corporation implemented structural reforms for Group companies involved in regional businesses, and reorganization of Group companies offering maintenance and operational services. Alongside these moves, it dealt thoroughly with order taking for new systems such as its inter-ministerial electronic application systems for electronic government.

While forging working relationships with client businesses with joint capital investment, NTT Data Corporation made further progress in promoting new business with its “IT Partnership Business”.

As a result, NTT Data Corporation’s consolidated operating revenues for the fiscal year amounted to ¥846.7 billion, an increase of 1.8% from the previous year.

With its 3G FOMA services, NTT DoCoMo, Inc. expanded regional service areas and diversified its rates. These moves included the launch of the FOMA 900i Series handsets, which are more compact, lightweight units, with improved basic performance including continuous standby time, as well as a range of new features.

NTT DoCoMo, Inc. also continued to globally develop its i-mode service and 3G mobile phone services with investment and tie-ups with overseas associates cultivated thus far. The launch of i-mode in Spain and Italy, and 3G mobile phone services in Hong Kong are some of the achievements.

As a result of these moves, NTT DoCoMo, Inc. posted consolidated operating revenues for the fiscal year of ¥5,048.1 billion, an increase of 5.0% from the previous year.

Note:	The consolidated financial statements of NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting standards.

(3) Fundamental research and development activities

With its focus on realizing a resonant communications environment, NTT promoted fundamental research and development into technologies aimed at achieving new-generation architecture and new services while also working to develop advanced fundamental technologies for the future.

Research and development into new-generation networks, which will offer comfortable end-to-end communications, include “Multicast MPLS” technology enabling high quality, reliable video communications on a nationwide scale, “Optional Topology (Connection Format) Network”, which allows connections to be freely changed between communication stations to allow sudden increases in data volume such as occur during a disaster, and high bending strength “Holey Fiber” optical fiber that can be laid out quickly at low cost.

Technologies supporting new services offered by the resonant communications environment include “WarpVision”, which enables instantaneous interactive video communications of TV quality images between personal computers connected in an optical broadband network. Other developments include “CyberSquash”, a system that employs electronic watermark technology enabling the user to automatically navigate to a specified homepage simply by reading an image in an advertisement or other printed material using a mobile phone equipped with digital camera. “Hot Window” is another system under development that constantly collects the latest information from websites throughout the world as they are continually updated. Further, the “Maximum Capacity Multi-application IC card”, a card developed by NTT which has the world’s largest storage capacity for IC cards, was first to comply with the standard specification for such cards determined by the International Standards Organization.

NTT also continued with other R&D programs into fundamental technologies designed to promote future business developments in line with the NTT Group’s long-term business strategy. The company has developed technology that achieves three-dimensional processing that controls an electron beam in nanometer units (a nanometer is a billionth of a meter), as well as KTN crystal, which enables miniaturization and power savings for optical communication components. The company has developed fabrication technology for high-quality diamond semiconductors, whose long-term reliability in conditions of space make them suitable for application in communications satellites. In addition, NTT is pursuing research in communication science, opening up new possibilities in communication through enhanced understanding of human audio-video faculties.

In an ongoing effort to protect the global environment, NTT conducts R&D into systems of quantitative assessment for the environmental impact of info-communications services, systems that detect minute quantities of pollutants in the atmosphere in a short time and provide results as environmental information on a network, as well as energy systems with minimal output of environmentally harmful substances.

Further, the “Comprehensive Commercialization Functions” introduced this year faithfully connect the results of R&D with business based on closer ties with NTT Group companies. Developments include “Info-MICA (Information-Multilayered Imprinted CArd”, a postage stamp sized plastic optical memory capable of storing the same amount of data as 1.7 compact discs, whose low-power consumption and copy-protection features make it suitable for incorporating in mobile phones as a storage medium for games, music and other content. “Pocket Energy” is a rechargeable solar cell type power source for mobile phones, digital cameras and many other portable devices that exacts minimal environmental impact. “Yellow Laser” is another development with potential for application in a range of fields, including medical and environmental measurements.

As a result, the total expenditure on research and development for the year amounted to ¥154 billion (a year-on-year decrease of 18.3%). In remuneration for its fundamental research and development activities, NTT received ¥146.8 billion (a year-on-year decrease of 19.8%).

(4) External Financing & Capital Investment

[1] External financing

To lend to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation for their capital investment, structural reforms and other purposes, NTT issued bonds and notes, and borrowed long-term from banks as detailed below.

Long-Term Debts

	Amount	Details
Bonds and notes	¥11.7 billion	NTT bonds: ¥11.7 billion
Long-term borrowings from banks	¥209.5 billion

Total	¥221.2 billion

[2] Capital investment

Capital investment expenditure by NTT during the fiscal year amounted to ¥18.9 billion, a figure 20% less than in the previous year. This was mainly on those items considered necessary for its fundamental R&D activities.

2. ISSUES FACING THE COMPANY

Although trends in currency exchange and the international political situation are still causes for concern, there has been continued growth in overseas economies and grounds for optimism concerning an albeit mild economic recovery in Japan.

In the telecommunications field, there was an acceleration in moves to broadband and ubiquitous communications, the results of which are permeating a range of fields in industry and everyday life, as can be observed in the advance of e-commerce and electronic government procedures and a more widespread integration of domestic appliances with networks. Much is expected of the use of IT in transforming socio-economic systems, as exemplified by the government’s “e-Japan Strategy II”. In this high growth market, it is predicted that continuing participation of businesses according to a variety of business models, together with relaxation in regulations and charge restrictions, will further intensify competition.

Under these circumstances, in an initiative aimed at early realization of a resonant communications environment, the NTT Group established NTT Resonant Inc., which began formal operations in April, 2004. As the principal broadband business engine of the NTT Group marshalling the NTT Group’s research facilities and development resources, NTT Resonant Inc. is taking a leading role in the development of high quality, interactive video communications services with exceptional operability, and new value-added broadband portal services with high functionality, which are being offered in conjunction with NTT Group companies. With regard to optical access services, NTT continued to increase overall sales strength by bolstering its sales organization and expanding related services, and also focused on further popularising its FOMA service by introducing a fixed-rate packet charge during i-mode service use and launching handsets with enhanced functionality. By early achievement of a resonant communications environment, the NTT Group hopes to make a contribution to solutions directed at various social issues, including low birth rates coupled with population aging, and the unemployment problem, as well as participation in the government’s IT strategy. Elsewhere, the NTT Group will continue to promote structural reforms in an effort to turn around its business and financial structure by improving management efficiency and expanding its business area. The entire NTT Group is also devoted to conducting thoroughly strict management with regard to customers’ personal information and security in the use of its services.

In this context, besides striving to promote NTT Group management by capitalizing on the advantages of the holding company structure, such as dynamic and flexible investment of total NTT Group resources and a unified R&D program, NTT will continue to provide all NTT Group companies with advice and mediation services as required, and advise on the effective sourcing of capital.

Besides focusing effort on the creation of fundamental technologies to support the realization of a resonant communications environment, the use of the “Comprehensive Commercialization Functions”, designed to assure that R&D results are reflected in commercial applications, will further promote the development of practical applications in cooperation with NTT Group companies.

NTT looks forward to the continued support of its shareholders.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

• ADSL (Asymmetric Digital Subscriber Line)

A high-speed Internet connection service (particularly downstream) that uses existing copper-wire circuits.

• Broadband

High-speed, high-capacity communications.

• Broadband portal

Upgraded portal site with video search, content distribution and other functions suitable for the broadband era (first site visited on access to an information network). Helps to realize highly convenient services in combination with video communications.

• End-to-end

Spanning two network terminals. In this instance, it refers to a communications environment that can facilitate an instant connection between two people over a network without either having to be aware of the other’s usage conditions (something that is difficult to achieve with typical modern Internet set-ups).

• IP (Internet Protocol)

A defined communications method used over the Internet.

• IT

Information technology

• Mbps

Units of connection speed; 1 Mbps equals one megabit of data per second; a megabit is a million bits.

• Mobile multimedia

Internet usage or data communications facilitated using mobile devices.

• MPLS (Multi-Protocol Label Switching)

Technology for routing transfer data to a destination solely by label identification. MPLS is one of the fundamental technologies supporting the rapidly advancing broadband communications.

• Multi-application IC card

Card containing an integrated circuit enabling multiple applications on a single card.

• Network architecture

Conditions required by a network configuration for achieving functions to be offered by a communication network.

• Optical access services

Internet connection services that provide high connectivity both upstream and downstream using optical fibers.

• Outsourcing

Entrusting of entire aspects of company operations to an external contractor.

• Resonant communications environment

A next-generation communications environment that permits communications involving individuals or companies to be as pervasive and resonant as light. Specifically, such an environment enables communications to be:

•	broadband and interactive;

•	linked through ubiquitous networks to anyone, anywhere, at any time; and

•	safe, secure, simple and convenient to use.

• Systems integration business

A business that involves supplying customers with information systems that they require, providing a total service that covers installation, operation, repairs and maintenance, as well as construction of any infrastructure needed to link the systems supplied to computers, internal exchanges and other equipment.

• Ubiquitous

The ability to make a connection over an information network such as the Internet at any time and from any location.

• VPN (Virtual Private Network)

A service that creates a virtual network for a client in cyberspace using a network; because third parties cannot enter, this provides a private network that is restricted to a specific set of users.

3. BUSINESS RESULTS AND FINANCIAL POSITION

	16th fiscal year, ended March 31, 2001 (FY2000)	17th fiscal year, ended March 31, 2002 (FY2001)	18th fiscal year, ended March 31, 2003 (FY2002)	19th fiscal year, ended March 31, 2004 (FY2003)
Operating revenues (billions of yen)	322.8	314.2	222.0	258.1
Recurring profit (billions of yen)	83.9	92.7	15.4	78.6
Net income (billions of yen)	161.2	86.8	81.1	240.3
Net income per share (yen)	10,107.21	5,381.15	5,056.23	15,150.87
Total assets (billions of yen)	8,179.4	8,784.6	9,059.1	8,616.7
Net assets (billions of yen)	5,195.7	5,188.5	5,101.6	5,167.8
Net assets per share (yen)	322,028.38	321,581.10	320,204.07	328,297.58

Notes:	1.	Calculation of net income per share for FY2003 is based on that for the average number of shares during the fiscal year, while calculation of net assets per share for FY2003 is based on that for the average number of shares at the end of the fiscal year. From the 17th fiscal year the total number of shares issued used in these calculations excludes any treasury stock. Accounting Standard for Earnings per Share (Accounting Standards Board of Japan Statement 2, issued on September 25, 2002) has been applied beginning FY2003.
	2.	Based upon the Commercial Code Enactment Regulations subsequent to amendment by the “Decree Law Partially Amending the Commercial Code Enactment Regulations” (Ministry of Justice Directive No. 7, February 28, 2003), the previously used “revenues” is now shown as “net income”.

•	In the 16th fiscal year, as a holding company, NTT was involved in promoting fundamental research and disseminating its results, in exercising its rights as a shareholder, and in providing advice and mediation services to the NTT Group to support its effective management, for example, through the formulation of the “NTT Group Three-Year Business Plan” (FY2000-FY2002). As a result, operating revenues amounted to ¥322.8 billion, with recurring profit of ¥83.9 billion and net income of ¥161.2 billion.

•	In the 17th fiscal year, NTT was involved in promoting fundamental research and disseminating its results, in exercising its rights as a shareholder, and in providing advice and mediation services to the NTT Group to support its effective management and to provide assistance with structural reforms as required. These activities included the formulation of the “NTT Group Three-Year Business Plan” (FY2001-FY2003). As a result, operating revenues amounted to ¥314.2 billion, with recurring profit of ¥92.7 billion and net income of ¥86.8 billion.

•	In the 18th fiscal year, as a result of advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights by each NTT Group company and advise and mediation services aimed at realizing effective NTT Group management through formulation of the “NTT Group Three-Year Business Plan” (FY2002-FY2004) and the “Business Vision for a New Optical Generation”, operating revenues for the year totaled ¥222.0 billion, while recurring profits were ¥15.4 billion and net income for the year amounted to ¥81.1 billion.

•	For a review of NTT’s performance during the 19th fiscal year, please see “1. Business Conditions and Results.”

II. COMPANY OUTLINE (as of March 31, 2004)

1. MAJOR BUSINESSES

NTT’s major business as a holding company for the NTT Group, which contains companies such as Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation, is to exercise its rights as sole shareholder and owner. In addition, the Company provides support to the NTT Group in the form of advice and mediation services, conducts research relating to the telecommunications technologies, and develops new businesses.

2. HEAD OFFICE AND RESEARCH FACILITIES

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities:	Laboratory Groups
Cyber Communications Laboratory Group (Kanagawa)
Information Sharing Laboratory Group (Tokyo)
Science & Core Technology Laboratory Group (Kanagawa)
Laboratories: 12

3. EMPLOYEES

Number of employees (change from end of previous fiscal year)	Average age	Average working years
3,056 (-122)	37.6	13.7

4. SHARES AND SHAREHOLDERS

(1) Total number of shares authorized to be issued by the Company:	61,929,209 shares

(2) Total number of shares issued:	15,741,209 shares

Note:	During the fiscal year under review, as the result of the acquisition and retirement of treasury stock, the total number of both authorized and issued shares fell by 191,236 compared with the previous fiscal year-end.

(3) Acquisition, appropriation and ownership of treasury stock

1. Acquired stock Ordinary shares: 191,235.29 Total value at acquisition price: ¥100,391 million

2. Lapsed shares
Ordinary shares: 191,236

3. Ownership at fiscal year-end
Ordinary shares: 8.30

(4) Number of shareholders (including holders of odd-lot shares):	1,767,606

(5) Principal shareholders:

Name	Number of shares held	Voting right ratio (%)	Investment by NTT in principal shareholder
			Number of shares held	Voting right ratio (%)
The Minister of Finance	7,234,387.26	46.13	0	0

Japan Trustee Services Bank, Ltd.	689,571.00	4.40	0	0

The Master Trust Bank of Japan, Ltd.	490,759.00	3.13	0	0

The Chase Manhattan Bank, N.A. London	287,506.00	1.83	0	0

Moxley and Company	258,942.00	1.65	0	0

State Street Bank and Trust Company	251,402.00	1.60	0	0

The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	163,136.00	1.04	0	0

NTT Employee Share-Holding Association	142,760.22	0.91	0	0

Nippon Life Insurance Company	95,953.68	0.61	0	0

Northern Trust Company (AVFC) Account USL	88,934.08	0.57	0	0

5. PRINCIPAL SUBSIDIARIES

(1) Principal Consolidated Subsidiaries

Company	Paid-in capital (millions of yen)	NTT’s voting right ratio (%)	Main line(s) of business
Nippon Telegraph and Telephone East Corporation	¥335,000	100.0%	Intra-prefectural telecommunications services in eastern Japan

Nippon Telegraph and Telephone West Corporation	312,000	100.0	Intra-prefectural telecommunications services in western Japan

NTT Communications Corporation	211,650	100.0	Inter-prefectural and international telecommunications services, multimedia network services

NTT Data Corporation	142,520	54.2	Systems integration, network systems services

NTT DoCoMo, Inc.	949,679	63.6	Cellular telecommunications services, PHS services, Quickcast services

(2) Principal Non-Consolidated Subsidiaries

Company	Capitalization (millions of yen)	NTT’s voting right ratio (%)	Main line(s) of business
NTT USA, Inc.	US$7,735.57 million	0 (100.0)	Investment and management administration for firms providing Arcstar services in North America

Verio Inc.	US$7,229.61 million	0 (100.0)	Provision of Internet solution services in North America

NTT America, Inc.	US$256.59 million	0 (100.0)	Provision of Arcstar services in North America

NTT Urban Development Co.	26,320	100.0	Real estate

NTT DoCoMo Kansai, Inc.	24,458	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT DoCoMo Tokai, Inc.	20,340	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT Comware Corporation	20,000	100.0	Development, production, operation and maintenance of information communications systems and software

Company	Capitalization (millions of yen)	NTT’s voting right ratio (%)	Main line(s) of business
NTT Resonant Inc.	20,000	100.0	Development of video communications services, development of broadband portals services

NTT DoCoMo Kyushu, Inc.	15,834	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT DoCoMo Hokkaido, Inc.	15,630	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT DoCoMo Tohoku, Inc.	14,981	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT DoCoMo Chugoku, Inc.	14,732	0 (100.0)	Cellular telecommunications services, PHS services, Quickcast services

NTT Europe Ltd.	UK£81.16 million	0 (100.0)	Provision of Arcstar services in Europe

NTT AUSTRALIA PTY. LTD.	A$203.40 million	0 (100.0)	Provision of Arcstar services in Australia

NTT Facilities, Inc.	12,400	100.0	Design, management and maintenance of buildings, equipment and electric power facilities

Notes:	1.	NTT Resonant Inc. was newly registered during the fiscal year under review as an affiliated subsidiary company. The operations of NTT Broadband Initiative Inc. and NTT-X, Inc. of the previous term are transferred to NTT Resonant Inc. in the same fiscal period.
	2.	Due to the reduced investment, NTT-ME Corporation, of the previous term, as well as NTT A&T Investment, Inc. and NTT (Hong Kong) Ltd., because of their dissolution, are not included in this year’s report.
	3.	The figures in parenthesis represent voting right ratio of NTT through its subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

Company	Net sales (millions of yen)	Net income (millions of yen)
Nippon Telegraph and Telephone East Corporation	¥2,267,184	57,985
Nippon Telegraph and Telephone West Corporation	2,166,852	61,502
NTT Communications Corporation	1,106,603	24,183
NTT Data Corporation (consolidated)	846,705	26,956
NTT DoCoMo, Inc. (consolidated)	5,048,065	650,007

Consolidated sales and net consolidated income for the current year	11,095,537	643,862

Notes:	1.	Including the major subsidiaries listed above, there are 347 consolidated subsidiaries and 172 equity-method affiliates.
	2.	The consolidated financial statements of NTT and NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting standards.

6. PRINCIPAL LENDERS

Name of lender	Borrowings outstanding (millions of yen)	Number of shares of NTT owned by the lenders and voting ratio
		Shares	%
Development Bank of Japan	¥267,445	0	0.00
Mizuho Corporate Bank, Ltd.	124,000	38,038.00	0.24
Nippon Life Insurance Company	120,000	95,953.68	0.61
The Dai-ichi Mutual Life Insurance Company	120,000	68,161.00	0.43
Sumitomo Mitsui Banking Corporation	112,999	17,096.00	0.11
Meiji Yasuda Life Insurance Company	93,000	9,123.00	0.06
The Sumitomo Trust & Banking Co., Ltd.	85,000	133.00	0.00
Sumitomo Life Insurance Company	85,000	4,600.00	0.03
The Mitsubishi Trust And Banking Corporation	60,000	97.02	0.00
National Mutual Insurance Federation of Agricultural Coorperatives	56,000	22,978.00	0.15

7. DIRECTORS AND CORPORATE AUDITORS

Position	Name	Area(s) of responsibility or principal occupation
President and Representative Director	Norio Wada

Senior Executive Vice Presidents	Haruki Matsuno	In charge of information technology strategy

	Hiromi Wasai	In charge of technical strategy and resonant promotion

	Toyohiko Takabe	In charge of bussiness strategy

Executive Vice President	Satoru Miyamura	Director of Department IV

Senior Vice Presidents	Yuji Inoue	Director of Department III In charge of intellectual property

	Shin Hashimoto	Director of Department II

	Masaki Mitsumura	Director of Department V

	Hiroo Unoura	Director of Department I

	Takashi Imai	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

	Yotaro Kobayashi	Chairman and Representative Director of Fuji Xerox Co., Ltd.

Chief Executive Counselor, Member of the Board	Jun-ichiro Miyazu

Full-time Corporate Auditors	Takao Nakajima

Masao Iseki

Yoshio Miwa

Corporate Auditors	Keisuke Sada

	Yasuchika Negoro	Lawyer

Notes:

1.	Of the Senior Vice Presidents, Messrs. Takashi Imai and Yotaro Kobayashi are outside Directors assigned in accordance with Paragraph 2, Item 7-2 of Article 188 of the Commercial Code.
2.	Of the Corporate Auditors, Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate auditing.

The following is a Corporate Auditor who retired during the fiscal year:

Position	Name	Date of retirement
Corporate Auditor	Hideaki Toda	June 27, 2003

III. MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR

At the meeting of the Board of Directors held on March 30, 2004, it was resolved that, during the period from April through June 2004, NTT would issue a total amount of not more than ¥100 billion in bonds, including NTT bonds, foreign currency denominated bonds and other bonds.

Note:	Figures in this business report that are compiled in accordance with Japanese generally accepted accounting standards are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting standards are rounded to the nearest unit.

BALANCE SHEET

(at March 31, 2004)

(millions of yen)
ASSETS	¥8,616,756

CURRENT ASSETS	678,439
Cash and bank deposits	29,907
Accounts receivable, trade	1,705
Supplies	240
Advance payment	878
Short-term loan receivable	475,058
Accounts receivable, other	128,919
Other current assets	41,729

FIXED ASSETS	7,938,156
Property, plant and equipment	221,591
Buildings	162,655
Structures	6,939
Machinery, equipment and vehicles	725
Tools, furniture and fixtures	18,011
Land	31,479
Construction in progress	1,779

Intangible assets	24,755
Software	24,488
Others	267

Investments and other assets	7,691,809
Investment securities	45,862
Investments in subsidiaries and affiliated companies	4,760,937
Investments in capital	145
Long-term loan receivable to subsidiaries	2,827,125
Deferred income taxes	56,861
Other investments	876

Deferred assets
Discount on bonds payable	160

Total assets	¥8,616,756

LIABILITIES	¥3,448,879

CURRENT LIABILITIES	621,185
Accounts payable, trade	1,914
Current portion of corporate bonds	200,000
Current portion of Long-term borrowings	286,896
Accounts payable, other	108,205
Accrued expenses	13,881
Deferred tax liabilities	3,200
Advances received	1,043
Deposits received	208
Other current liabilities	5,835

LONG-TERM LIABILITIES	2,827,693
Corporate bonds	1,639,563
Long-term borrowings	1,158,215
Liability for employees’ severance payments	29,493
Other long- term liabilities	420

SHAREHOLDERS’ EQUITY	5,167,876

COMMON STOCK	937,950
TOTAL CAPITAL SURPLUS	2,672,826
Capital surplus
Additional paid-in capital	2,672,826

TOTAL EARNED SURPLUS	1,551,207
Legal reserve	135,333
Reserve for special depreciation	5,551
Other reserve	1,131,000
Unappropriated retained earnings for the year	279,323

Net unrealized gains (losses) on securities	5,897
Treasury stock	(4)

Total liabilities and shareholders’ equity	¥8,616,756

Notes:	1.	In the figures above, amounts less than one million yen are rounded down.
	2.	The significant accounting policies and notes are stated on pages 21 to 22 of this report.

STATEMENT OF INCOME

(from April 1, 2003 to March 31, 2004)

(millions of yen)
OPERATING INCOME (LOSS)
Operating revenues	¥258,104
Dividends received	71,577
Revenue from Group management	20,983
Revenue from basic R&D	146,867
Other services	18,675
Operating expenses	186,241
Administration	20,393
Experiment and research	120,040
Depreciation	40,389
Retirement of fixed assets	2,310
Miscellaneous taxes	3,107
Operating income	71,862

NON-OPERATING INCOME (LOSS)
Non-operating revenues	74,259
Interest income	56,767
Lease income	13,974
Miscellaneous income	3,517
Non-operating expenses	67,457
Interest expenses	19,982
Corporate bond interest expenses	39,535
Lease expenses	6,651
Miscellaneous expenses	1,287
Recurring profit	78,664

EXTRAORDINARY PROFIT (LOSS)
Extraordinary profits	189,572
Gains on sales of investments in affiliated companies	189,572
Extraordinary losses	12,143
Write-off of investments in affiliated companies	12,143

Income before taxes	256,093
Corporation, inhabitant, and enterprise taxes	(913)
Deferred tax expenses (benefits)	16,700
Net income	240,306
Unappropriated retained earnings brought forward	179,238
Retirement of treasury stock	100,391
Interim dividends	39,830
Unappropriated retained earnings for the year	279,323

Notes:	1.	In the figures above, amount less than one million yen are rounded down.
	2.	The significant accounting policies and notes are stated on pages 21 to 22 of this report.

MAJOR ACCOUNTING POLICIES

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

2.	Supplies

Supplies are stated at cost, which is determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis.

The estimated useful lives and residual value of fixed assets are determined pursuant to the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over its estimated useful life within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of year-end.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized from the next period on a straight-line basis over the average remaining services periods at the time of recognition.

6.	Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

7.	Consumption Taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

NOTES TO THE BALANCE SHEET

1.	Accounts receivable from and payable to the Company’s subsidiaries are as follows:

Short-term accounts receivable:	¥601,633 million
Long-term accounts receivable:	¥2,827,378 million
Short-term accounts payable:	¥91,009 million

2.	Accumulated depreciation of property, plant and equipment amounted to ¥207,819 million.

3.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

4.	Outstanding guarantees: ¥102,950 million

5.	Net asset value in accordance with Item 3 of Article 124 of the Commercial Code Enactment Regulations of Japan: ¥5,897 million

NOTES TO STATEMENTS OF INCOME

1.	Operating expenses incurred through transactions with subsidiaries were ¥59,128 million and operating income through transactions with subsidiaries was ¥183,415 million.

Non-operating transactions with subsidiaries were ¥76,532 million.

2.	Net income per share: ¥15,150.87

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

Item	Amount
Unappropriated retained earnings for the year	¥279,323,228,430
Return of reserve for special depreciation to retained earnings	3,157,149,834
Total	282,480,378,264
Proposal for appropriation:
Cash dividends [¥2,500 per share]	39,353,001,750
Bonuses paid to directors and corporate auditors	78,800,000
(Portion paid to corporate auditors)	(18,450,000)
Unappropriated retained earnings carried forward	243,048,576,514

Note:	Interim dividends of ¥39,830,269,425 (¥2,500 per share) was paid to shareholders on December 3, 2003.

Certified Copy

INDEPENDENT AUDITORS’ REPORT

May 11, 2004
To the Board of Directors
Nippon Telegraph and Telephone Corporation
ChuoAoyama Pricewaterhouse Coopers

Hiroshi Ueno, C.P.A.,
Representative Partner and Engagement Partner

Yasushi Hamada, C.P.A.,
Representative Partner and Engagement Partner

Kouji Hatsukawa, C.P.A.,
Representative Partner and Engagement Partner

KPMG AZSA & Co.

Shigeru Iwamoto, C.P.A.,
Representative Partner and Engagement Partner

Hideki Amano, C.P.A.,
Representative Partner and Engagement Partner

Takuichi Arai, C.P.A.,
Representative Partner and Engagement Partner

Pursuant to Paragraph 1, Article 2 of “the Law for Special Exceptions to the Commercial Code concerning the audit, etc. of joint-stock corporations,” we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telegraph and Telephone Corporation for the 19th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above that were subject to our audit were limited to those derived from the accounting and other records of the Company and its subsidiaries.

The responsibility for the compilation of these accounts and supplementary schedules rests with the management of the Company. It is our responsibility as auditors to express our opinion on the financial statements and supplementary schedules from an independent perspective.

Our audit was conducted in accordance with auditing standards that are generally accepted as fair and proper in Japan. These auditing standards seek to guarantee based on rational inquiry whether the audited accounts and supplementary schedules are free of serious material misstatement. An audit involves: examination, on a test basis, of evidence supporting the figures disclosed; assessment of the accounting principles used by management, their application, and any significant estimates made by management; and evaluation of the overall presentation of the financial accounts and supplementary schedules. We believe that the audit we conducted provided a reasonable basis for the opinions expressed in this report. The audit also included all procedures as are normally required for the audit of subsidiaries.

We state our opinions on the results of the audit as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and operational performance of the Company, in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(2)	The business report (with respect to accounting matters only) presents fairly the status of the Company, in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(3)	The proposal of appropriation of unappropriated retained earnings is in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(4)	There are no matters to be noted in the supplementary schedules (with respect to accounting matters only) in accordance with the provisions of the Commercial Code of Japan.

Subsequent events with respect to the issue of bonds are described in the business report.

Both ChuoAoyama Audit Corporation and AZSA & Co., as well as the respective engagement partners of both firms, have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

Certified Copy

BOARD OF CORPORATE AUDITORS’ REPORT

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors’ execution of their duties during the 19th fiscal year from April 1, 2003 to March 31, 2004, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company’s operations, reviewed important documents requiring internal approval, and examined the operations and assets of the Company head office and R&D laboratories. In addition, where necessary, they received reports from Company subsidiaries on their operations, examined the operations and assets of such subsidiaries, and exchanged information and opinions with the auditors of such subsidiaries. They also made all necessary inquiries to the Certified Public Accountants with regard to their audits, and examined the Company’s financial statements and the supplementary schedules.

2. Audit results

(1)	The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama Audit Corporation and AZSA & Co. are adequate.

(2)	The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(3)	There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company’s assets and other circumstances.

(4)	The supplementary schedules state fairly the information required to be set forth therein, and there is nothing unusual that should be noted in this regard.

(5)	With regard to the Directors’ execution of their duties, no illegal act or material facts in violation of laws, regulations or the Company’s articles of incorporation has been noted.

In addition to the audit procedures outlined above, where necessary, the Board of Corporate Auditors took great care to make a particularly detailed inspection and audit of any circumstances surrounding transactions that could have fallen into any of the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distributions of profits undertaken by the Company; (d) extraordinary transactions with any Company subsidiary or shareholder, and (e) the acquisition and disposal of any treasury stock by the Company. As a result of these investigations, the Board of Corporate Auditors found no violation of duties by any Director of the Company in these respects.

(6)	There are no matters that should be noted regarding the execution of their duties by Directors with regard to the Company’s subsidiaries.

May 13, 2004

Nippon Telegraph and Telephone Corporation
Board of Corporate Auditors
Full-Time Corporate Auditor	Takao Nakajima
Full-Time Corporate Auditor	Masao Iseki
Full-Time Corporate Auditor	Yoshio Miwa
Corporate Auditor	Keisuke Sada
Corporate Auditor	Yasuchika Negoro

Note:	Of the Corporate Auditors, Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate audits.

END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1.	Number of voting rights of all the shareholders:

15,684,006

2.	Matters for resolution and reference

• First Item    Approval of proposal of appropriation of unappropriated retained earnings for the 19th fiscal year.

The Company proposes to make an appropriation of unappropriated retained earnings for this fiscal year, as described in the chart on page 23 of this report.

An interim dividend of ¥2,500 per share was paid in December 2003. The year-end dividend for this fiscal year is proposed to also be ¥2,500 per share, taking into consideration shareholders’ interests.

• Second Item    Repurchase of own shares

To implement a capital policy that takes into account supply and demand conditions of NTT shares, it is proposed that, between the close of this meeting and the next Ordinary General Meeting of Shareholders, the Company shall be authorized to acquire a maximum of 1,000,000 shares of its common stock for a total acquisition cost not exceeding ¥600 billion, in accordance with Article 210 of the Commercial Code of Japan.

• Third Item    Partial Modifications to the Articles of Incorporation

1.	Reasons for modification

In accordance with Article 212 of the Commercial Code of Japan, NTT cancelled 191,236 shares of treasury stock during the 19th fiscal year. In line with this action, the proposed change takes steps to specify the stipulation concerning the total number of shares.

2.	Modifications

The relevant items should be modified as follows: (The modified portions are underlined)

Current Version	Modified Version
(Total Number of Shares)	(Total Number of Shares)
Article 5 The total number of shares authorized to be issued by the company shall be 62,120,445 shares.	Article 5 The total number of shares authorized to be issued by the company shall be 61,929,209 shares.

• Fourth Item    Election of eleven Directors

As of the end of this Ordinary General Meeting of Shareholders, the entire Board of Directors has completed its term of office. Accordingly, it is proposed that eleven directors be elected.

Candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held
1.	Norio Wada (August 16, 1940)	April 1964	Entered Nippon Telegraph and Telephone Public Corporation	32.24 Shares
		June 1992	Senior Vice President and General Manager of Tohoku Regional Communications Sector of the Company
		June 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of the Company
		July 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company
		June 1997	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company
		June 1998	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters and Executive Manager of NTT-Holding Organizational Office of the Company
		January 1999	Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of the Company
		July 1999	Representative Director, Senior Executive Vice President of the Company
		June 2002	Representative Director, President of the Company (present post)

2.	Toyohiko Takabe (January 9, 1947)	July 1969	Entered Nippon Telegraph and Telephone Public Corporation	24.08 Shares
		June 1996	Vice President and Senior Manager of Multimedia Service Department of the Company
		December 1996	Vice President and Senior Manager of Reorganization Preparing Office of the Company
		April 1997	Vice President and Senior Manager of Reorganization Planning Office of the Company
		June 1998	Vice President and Executive Manager of Coordination and Liaison Department of the Company
		January 1999	Vice President and Executive Manager of Reorganization Office and Executive Manager of Department V of NTT-Holding Provisional Headquarters of the Company
		July 1999	Senior Vice President and Director of Department V of the Company
		June 2002	Representative Director, Senior Executive Vice President of the Company (present post)

3.	Ryuji Yamada (May 5, 1948)	April 1973	Entered Nippon Telegraph and Telephone Public Corporation	11.02 Shares
		April 1997	Senior Manager of Reorganization Planning Office of the Company
		June 1998	Senior Manager of Nippon Telegraph and Telephone West Corporation Reorganization Office of the Company
		January 1999	Executive Manager of the Plant Planning Department, Nippon Telegraph and Telephone West Corporation Provisional Headquarters of the Company
		July 1999	Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone West Corporation
		July 2000	Vice President, Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone West Corporation
		June 2001	Senior Vice President, Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone West Corporation
		June 2002	Executive Vice President, Senior Executive Manager, Solution of Marketing and Support Headquarters of Nippon Telegraph and Telephone West Corporation (Scheduled to retire on June 25, 2004)

4.	Yuji Inoue (October 19, 1948)	April 1973	Entered Nippon Telegraph and Telephone Public Corporation	7.04 Shares
		January 2001	Senior Vice President of NTT Data Corporation
		June 2001	Senior Vice President and Senior Executive Manager of Development Headquarters of NTT Data Corporation
		April 2002	Senior Vice President and Senior Executive Manager of Technical Development Headquarters of NTT Data Corporation
		June 2002	Senior Vice President and Director of Department III of the Company (present post)

5.	Shin Hashimoto (September 6, 1949)	April 1972	Entered Nippon Telegraph and Telephone Public Corporation	10.02 Shares
		January 1999	Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone East Corporation Provisional Headquarters of the Company
		July 1999	Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone East Corporation
		June 2001	Senior Vice President and Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone East Corporation
		June 2002	Senior Vice President and Director of Department II of the Company (present post)

6.	Masaki Mitsumura (November 4, 1949)	April 1972	Entered Nippon Telegraph and Telephone Public Corporation	12.06 Shares
		July 1999	Executive Manager of the Personnel Department, General Manager of the Payroll Operations Center and General Manager of the Medical and Health Administration Center of Nippon Telegraph and Telephone East Corporation
		July 2001	Vice President, Executive Manager of the Personnel Department, Executive Manager of General Affairs Department, General Manager of the Payroll Operations Center and General Manager of the Medical and Health Administration Center of NTT East and a Vice President of Nippon Telegraph and Telephone East Corporation
		May 2002	Vice President, Executive Manager of the Personnel Department, Executive Manager of the General Affairs Department and General Manager of the Medical and Health Administration Center of Nippon Telegraph and Telephone East Corporation
		June 2002	Senior Vice President and Director of Department V of the Company (present post)

7.	Hiroo Unoura (January 13, 1949)	April 1973	Entered Nippon Telegraph and Telephone Public Corporation	11.00 Shares
		January 1999	Senior Manager of Department V of NTT-Holding Provisional Headquarters of the Company
		July 1999	Senior Manager of Department V of the Company
		September 2000	Deputy General Manager of the Tokyo Branch of Nippon Telegraph and Telephone East Corporation
		June 2002	Senior Vice President and Director of Department I of the Company (present post)

8.	Ken Yagi (August 17, 1948)	July 1971	Entered the Ministry of Finance	5.00 Shares
		June 1998	Commissioner, Minister’s Secretariat of the Ministry of Finance
		July 2001	Dispatched Official for the Ministry of Finance (Vice President of International Monetary Fund)

9.	Haruki Matsuno (January 24, 1937)	April 1960	Entered the Ministry of Posts and Telecommunications	24.00 Shares
		July 1994	Vice Minister of the Ministry of Posts and Telecommunications
		July 1996	Chairman of the Japan Computer Communications Association (retired on June 30, 2001)
		August 1997	Chairman of the Postal Savings Promotion Society
		June 2000	Representative Director, Senior Executive Vice President of the Company (present post)

10.	Takashi Imai (December 23, 1929)	April 1952	Entered Fuji Steel Corporation	4.02 Shares
		April 1998	Representative Director, Chairman of Nippon Steel Corporation (retired on March 31, 2003)
		May 1998	Chairman of Japan Federation of Economic Organizations (retired on May 28, 2002)
		July 1999	Director of the Company (present post)
		April 2003	Senior Vice President, Chairman Emeritus and Executive Counselor of Nippon Steel Corporation
		June 2003	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation (present post)

11.	Yotaro Kobayashi (April 25, 1933)	October 1958	Entered Fuji Photo Film Co., Ltd.	0.00 Shares
		September 1963	Entered Fuji Xerox Co., Ltd.
		January 1992	Representative Director, Chairman of Fuji Xerox Co., Ltd. (present post)
		April 1999	Chairman of KEIZAI DOYUKAI (Japan Association of Corporate Executives) (retired on April 25, 2003)
		July 1999	Director of the Company (present post)

Note:	Messrs. Takashi Imai and Yotaro Kobayashi satisfy the requirements of outside Directors assigned in accordance with Paragraph 2, Item 7-2 of Article 188 of the Commercial Code.

• Fifth Item    Election of a Corporate Auditor

Since Mr. Keisuke Sada, Corporate Auditor, is to resign at the close of this Ordinary General Meeting of Shareholders, it is proposed that a Corporate Auditor be elected to fill the vacancy with the consent of the Board of Corporate Auditors.

Candidate for Corporate Auditor is as follows:

Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held
Masamichi Tanabe (July 29, 1940)	April 1964	Entered Nippon Telegraph and Telephone Public Corporation	9.12 Shares
	July 1992	Vice President and Senior Executive Manager, Packet Network Service Headquarters of the Company
	February 1994	Vice President and Deputy Executive Manager of Multimedia Planning and Promotion Office of the Company
	June 1994	Senior Vice President and Deputy Executive Manager of Multimedia Planning and Promotion Office of the Company
	July 1995	Senior Vice President and Executive Manager of Multimedia Service Department of the Company
	December 1996	Senior Vice President and General Manager of OCN Division of the Company
	June 1997	Representative Director, Senior Executive Vice President of NTT Learning Systems Corporation
	June 1998	Representative Director, President of NTT Learning Systems Corporation
	June 2002	Representative Director, President of NTT Advertising, Inc. (Scheduled to retire on June 23, 2004)
	July 2002	Representative Director, President of Nippon Computer Arts Inc. (Scheduled to retire on June 24, 2004)

• Sixth Item    Presentation of retirement allowance to retiring Directors and a Corporate Auditor

It is proposed that a retirement allowance be given in accordance with the Company’s regulations and at an appropriate level for services rendered by Hiromi Wasai, Senior Executive Vice President, Satoru Miyamura, Executive Vice President and Jun-ichiro Miyazu, Senior Vice President, who will retire, and Keisuke Sada, Corporate Auditor, who will resign at the close of this Ordinary General Meeting of Shareholders.

It is proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors for retiring Directors and for a retiring Corporate Auditor consultation among Corporate Auditors.

The resumes of the retiring Directors and Corporate Auditor are as follows:

Name	Resume
Hiromi Wasai	July 1999	Senior Vice President of the Company
	June 2002	Representative Director, Senior Executive Vice President of the Company
	July 2002	Representative Director, Senior Executive Vice President and Executive Manager Broadband Promotion Office of the Company
	February 2004	Representative Director, Senior Executive Vice President of the Company (present post)
Satoru Miyamura	June 2000	Senior Vice President and Director of Department IV of the Company
	June 2002	Executive Vice President and Director of Department IV of the Company (present post)
Jun-ichiro Miyazu	June 1987	Senior Vice President and Senior Executive Manager of the Telecommunications Network Sector of the Company
	June 1988	Executive Vice President and Senior Executive Manager of Telecommunications Network Sector of the Company
	June 1990	Executive Vice President and Senior Executive Manager of the Engineering Strategy Planning Headquarters of the Company
	February 1991	Executive Vice President and Senior Executive Manager of Network Engineering Headquarters of the Company
	June 1992	Representative Director, Senior Executive Vice President and Senior Executive Manager of the Network Engineering Headquarters of the Company
	July 1993	Representative Director, Senior Executive Vice President and Senior Executive Manager of Service Engineering Headquarters of the Company
	February 1994	Representative Director, Senior Executive Vice President and Senior Executive Manager of Service Engineering Headquarters and Executive Manager of Multimedia Planning and Promotion Office of the Company
	June 1995	Representative Director, Senior Executive Vice President and Executive Manager of Multimedia Planning and Promotion Office of the Company
	July 1995	Representative Director, Senior Executive Vice President and Senior Executive Manager of Multimedia Service Promotion Headquarters of the Company
	June 1996	Representative Director, President of the Company
	June 2002	Chief Executive Counselor, Member of the Board of the Company (present post)
Keisuke Sada	June 1998	Full-time Corporate Auditor of the Company
	June 2001	Corporate Auditor of the Company (present post)

Notice regarding the Company’s independent auditors’ merger

The Company’s independent auditors of accounts, Asahi & Co., merged with the auditing company, formerly KPMG AZSA & Co., on January 1, 2004, thereafter becoming KPMG AZSA & Co.

Subsequent to the merger, KPMG AZSA & Co. continued to conduct independent auditing of the accounts of Nippon Telegraph and Telephone Corporation.

The following is an outline of said auditing company (as of March 31, 2004).

(1)	Main Office: 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo, Japan

(2)	Number of certified public accountants:	1,718
	Number of accounting assistants:	680
	Number of participating companies:	4,954

END

[For reference]

1.	The following are outlines of consolidated financial accounts (in accordance with U.S. generally accepted accounting standards) for the NTT Group.

CONDENSED CONSOLIDATED BALANCE SHEET

(at March 31, 2004)

(billions of yen)
Current assets	¥4,091.1
Property, plant and equipment	10,769.6
Investments and other assets	4,574.1
Total assets	19,434.9
Current liabilities	3,808.8
Long-term liabilities	7,614.9
Minority interest in consolidated subsidiaries	1,613.2
Shareholders’ equity	6,398.0
Total liabilities and Shareholders’ equity	19,434.9

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(from April 1, 2003 to March 31, 2004)

(billions of yen)
Operating revenues	¥11,095.5
Operating expenses	9,535.2
Operating income	1,560.3
Non-operating profit and loss	(33.0)
Income before income taxes	1,527.3
Minority interest in consolidated subsidiaries	260.0
Equity (losses) of affiliated companies	(20.3)
Net income	643.9

2.	The following are outlines of the financial accounts for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2004)

(billions of yen)
ASSETS	¥4,306.7

FIXED ASSETS	3,664.0
Fixed assets for telecommunications business	3,167.4
Property, plant and equipment	3,042.8
Telecommunications equipment	613.5
Local telephone service lines	638.1
Civil engineering equipment	795.9
Buildings	645.2
Land	195.8
Others	154.0
Intangible fixed assets	124.5
Investments and other assets	496.6
Deferred income taxes	410.2
Others	88.6
Allowance for bad debts	(2.2)
CURRENT ASSETS	642.6
Cash and bank deposits	121.2
Accounts receivable, trade	379.1
Short-term loans	45.3
Other current assets	101.3
Allowance for bad debts	(4.4)

Total assets	¥4,306.7

LIABILITIES	¥2,413.0

LONG-TERM LIABILITIES	1,744.8
Long-term borrowings from affiliated company	1,010.1
Liability for employees’ severance payments	728.5
Other long-term liabilities	6.2
CURRENT LIABILITIES	668.1
Long-term borrowings maturing within one year	95.5
Accounts payable, trade	170.4
Accrued liabilities	324.0
Other current liabilities	78.0

SHAREHOLDERS’ EQUITY	1,893.6

COMMON STOCK	335.0
CAPITAL SURPLUS	1,499.7
EARNED SURPLUS	57.9
[Net profit for the year	57.9 ]
NET UNREALIZED GAINS (LOSSES) ON STOCKS	0.9

Total liabilities and shareholders’ equity	¥4,306.7

CONDENSED STATEMENT OF INCOME

(from April 1, 2003 to March 31, 2004)

(billions of yen)
Telecommunications business
Operating revenues	¥2,102.8
Operating expenses	2,015.0
Telecommunications business income	87.7
Related business
Operating revenues	164.3
Operating expenses	165.6
Related business loss	1.3
Total operating income	86.4
Non-operating revenues	61.2
Non-operating expenses	49.8
Recurring profit	97.8
Extraordinary profit	9.3
Extraordinary loss	6.7
Net income before taxes	100.4
Corporation, inhabitant, and enterprise taxes	16.2
Deferred tax expenses (benefits)	26.2
Net income	57.9
Retained earnings brought forward	0.0
Unappropriated retained earnings for the year	57.9

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2004)

(billions of yen)
ASSETS	¥4,225.8

FIXED ASSETS	3,595.2
Fixed assets for telecommunications business	3,072.0
Property, plant and equipment	2,972.4
Telecommunications equipment	574.5
Local telephone service lines	831.0
Civil engineering equipment	650.8
Buildings	578.1
Land	193.6
Others	144.1
Intangible fixed assets	99.6
Investments and other assets	523.2
Deferred income taxes	488.8
Others	35.1
Allowance for bad debts	(0.8)
CURRENT ASSETS	630.5
Cash and bank deposits	107.1
Accounts receivable, trade	383.1
Accounts receivable, other	62.3
Other current assets	82.1
Allowance for bad debts	(4.2)

Total assets	¥4,225.8

LIABILITIES	¥2,680.8

LONG-TERM LIABILITIES	1,865.6
Long-term borrowings from affiliated company	1,065.2
Liability for employees’ severance payments	790.4
Other long-term liabilities	9.9
CURRENT LIABILITIES	815.2
Long-term borrowings maturing within one year	276.2
Accounts payable, trade	137.7
Accrued liabilities	288.9
Other current liabilities	112.2

SHAREHOLDERS’ EQUITY	1,544.9

COMMON STOCK	312.0
CAPITAL SURPLUS	1,170.0
EARNED SURPLUS	62.1
[Net profit for the year	61.5 ]
NET UNREALIZED GAINS (LOSSES) ON STOCKS	0.7

Total liabilities and shareholders’ equity	¥4,225.8

CONDENSED STATEMENT OF INCOME

(from April 1, 2003 to March 31, 2004)

(billions of yen)
Telecommunications business
Operating revenues	¥1,997.8
Operating expenses	1,908.5
Telecommunications business income	89.2
Related business
Operating revenues	169.0
Operating expenses	171.6
Related business loss	2.6
Total operating income	86.6
Non-operating revenues	54.9
Non-operating expenses	51.0
Recurring profit	90.5
Extraordinary profit	15.0
Extraordinary loss	7.1
Net income before taxes	98.3
Corporation, inhabitant, and enterprise taxes	(52.4)
Deferred tax expenses (benefits)	89.3
Net income	61.5
Retained earnings brought forward	0.6
Unappropriated retained earnings for the year	62.1

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2004)

(billions of yen)
ASSETS	¥1,529.2

FIXED ASSETS	1,244.6
Fixed assets for telecommunications business	632.8
Property, plant and equipment	527.5
Telecommunications equipment	164.2
Civil engineering equipment	82.7
Buildings	145.7
Tools and fixtures	31.9
Land	41.0
Others	61.7
Intangible fixed assets	105.2
Investments and other assets	611.8
Deferred income taxes	306.6
Others	305.8
Allowance for bad debts	(0.6)
CURRENT ASSETS	284.5
Cash and bank deposits	62.0
Accounts receivable, trade	169.6
Accounts receivable, other	23.8
Other current assets	30.7
Allowance for bad debts	(1.7)

Total assets	¥1,529.2

LIABILITIES	¥1,154.3

LONG-TERM LIABILITIES	830.4
Long-term borrowings from affiliated company	751.7
Other long-term liabilities	78.7
CURRENT LIABILITIES	323.9
Long-term borrowings maturing within one year	98.2
Accounts payable, trade	47.2
Accrued liabilities	146.7
Other current liabilities	31.6

SHAREHOLDERS’ EQUITY	374.8

COMMON STOCK	211.6
CAPITAL SURPLUS	119.1
EARNED SURPLUS	25.4
[Net profit for the year	24.1 ]
NET UNREALIZED GAINS (LOSSES) ON STOCKS	18.5

Total liabilities and shareholders’ equity	¥1,529.2

CONDENSED STATEMENT OF INCOME

(from April 1 2003 to March 31, 2004)

(billions of yen)
Telecommunications business
Operating revenues	¥970.1
Operating expenses	864.9
Telecommunications business income	105.2
Related business
Operating revenues	136.4
Operating expenses	125.4
Related business income	10.9
Total operating income	116.2
Non-operating revenues	26.5
Non-operating expenses	29.7
Recurring profit	113.0
Extraordinary loss	50.4
Net income before taxes	62.5
Corporation, inhabitant, and enterprise taxes	(1.6)
Deferred tax expenses (benefits)	40.0
Net income	24.1
Retained earnings brought forward	1.3
Unappropriated retained earnings for the year	25.4

3.	The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Capital Investment Amounts

Company	Capital investment
Nippon Telegraph and Telephone East Corporation	¥377.8 billion
Nippon Telegraph and Telephone West Corporation	¥397.6 billion
NTT Communications Corporation	¥124.8 billion

Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S ADSL B-FLET’S Subscriber optical cable	853,000 lines 315,000 lines 35,700 km

Nippon Telegraph and Telephone West Corporation	FLET’S ADSL B-FLET’S Subscriber optical cable	679,000 lines 326,000 lines 48,900 km

4.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amount
Nippon Telegraph and Telephone East Corporation	¥101.4 billion
Nippon Telegraph and Telephone West Corporation	¥67.4 billion
NTT Communications Corporation	¥32.5 billion

END

Exercising your voting rights via the Internet

(It is readable in Japanese only and not available for ADR Holders)

[Voting Procedure]

1)	Please log in to the following Internet website: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the instructions on the computer screen.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net).

2.	You may place your vote via the Internet at any time up to end including the day before the general meeting of shareholders (i.e., by Monday, June 28, 2004).

3.	If you place your vote via the Internet multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs to use the Internet website for exercising your voting rights, such as the connection fees to internet service providers and applicable communications fees (i.e. call charges), will be borne by shareholders.

•	Handling your password

1.	When you connect to the designated website for voting the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please store your password safely along with your registered seal. If you enter a wrong password several times, your access on the website will be barred. When it happens, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet Access.

2)	800 x 600 minimum Screen resolution (SVGA)

3)	Software applications:

Microsoft® Internet Explorer Version 5.01 Service Pack 2 (or higher) (cookie has been validly set up)

Adobe® Acrobat® ReaderTM Ver. 4.0 (or higher) or Adobe® Reader® Ver. 6.0 (or higher) (this is required if you would like to refer to the shareholders meeting related documents and matters to be resolved at the meeting.)

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and Adobe®, Acrobat® Reader™ and Adobe® Reader® are those of Adobe Systems Incorporated.)

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.

•	i-mode

•	EZweb (au only)

•	Vodafone live!

•	L-mode

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb and au (KDDI Corporation), Vodafone live! (Vodafone Group Plc), L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

*	Please contact Securities Agent Web Support Hot Line Dials regarding compatible devices.

If you have questions about the use of personal computers, a mobile phone and an L-mode compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui Securities Agent Web Support Hot Line Dials

+81-3-5677-2031 (Mon. to Fri, 9:00 to 21:00)

END

The Location

of the

19th Ordinary General Meeting of Shareholders

International Convention Center PAMIR

New Takanawa Prince Hotel

13-1, Takanawa 3-chome, Minato-ku, Tokyo

8-minute walk from Shinagawa Station (Takanawa exit)

(Shinkansen, JR and Keihin Express Lines)

6-minute walk from Takanawadai Station (Toei Asakusa Subway Line)

Note:	1.	As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
	2.	You are requested to leave hand baggage in the cloakroom. For the safety of attending shareholders, any items of baggage you take into the hall will be searched. We appreciate your cooperation.